Mark B. Weeks
+1 650 5011
mweeks@cooley.com
April 9, 2021
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Abby Adams
Laura Crotty
Tara Harkins
Angela Connell

Re:	NeuroPace, Inc.
Registration Statement on Form S-1
Filed March 24, 2021
File No. 333-254663
Ladies and Gentlemen:
On behalf of NeuroPace, Inc. (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated April 7, 2021, relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).
For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the meanings set forth in the Registration Statement.
Form S-1 Filed on March 24, 2021
Management, page 145
1.We note from the footnote to the table that Messrs. Gupta and Kassar will resign effective immediately prior to the effectiveness of the registration statement. Please revise your disclosure on page 148 to clarify how this will affect the terms of the Voting Agreement in relation to the election of directors.
Cooley LLP    3175 Hanover Street   Palo Alto, CA    94304-1130
t: (650) 843-5000 f: (650) 849-7400 cooley.com

April 9, 2021 Page 2
Response: In response to the Staff’s comment, the Company will revise the disclosure on page 148 of the Registration Statement to clarify that until the closing of this offering KCK Ltd. and OrbiMed Private Investments VI, LP will retain the ability to designate a director to fill the vacancies created by the resignations of Mr. Kassar and Mr. Gupta, respectively, under the terms of the Voting Agreement. Upon the closing of this offering the Voting Agreement will terminate and KCK Ltd. and OrbiMed Private Investments VI, LP will no longer have contractual rights to designate a director. Effective immediately prior to the effectiveness of the Registration Statement, the board of directors will consist of seven directors.
Note 9. Stock Option Plans , page F-24
2.We note your response to comment 13. Please explain to us in detail the facts and circumstances that led to the change in the fair value of your common stock being valued at $14 to $22 in fiscal 2019 to $.30 per share on November 30, 2020.
Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff of the following facts and circumstances that led to the change in the fair value of the Company’s common stock from 2019 to November 2020. The Company also respectfully refers the Staff to its letter dated April 6, 2021 in response to prior comment 2.
•In the second half of 2019 and continuing into 2020, the Company devoted considerable efforts to raising capital through an equity financing. The Company did not receive any offers for an equity financing on terms that were acceptable to its Board of Directors and its senior creditor. During this time, the Company funded its operations through the issuance and sale of convertible notes to its current stockholders while attempting to raise capital from new investors.
•Beginning in March 2020, the Company’s net sales were negatively impacted by the COVID-19 pandemic as hospitals delayed or canceled elective procedures. The decrease in elective procedures reduced demand for elective procedures used to determine appropriate candidates for the Company's RNS System as well as the implant procedures used to implant the RNS System. This negative trend, in turn, impacted the Company’s future prospects and made it difficult to implement the Company’s commercial plan and raise capital, negatively impacting the Company’s valuation.Although the Company did subsequently experience an increase in procedures, the timing, extent and continuation of any increase in procedures, and any corresponding increase in sales of the Company’s products, and whether there could be a future decrease in the current level of procedures as a result of the COVID-19 pandemic or otherwise, remained uncertain.
•In April 2020, the Company applied for and received a Small Business Administration Paycheck Protection Program loan in the principal amount of approximately $4.0 million. At this time, all other financing options had been exhausted and this loan was necessary to fund the ongoing operations of the Company. The proceeds of this loan were used to retain employees, maintain payroll and make lease and utility payments.
Cooley LLP    3175 Hanover Street   Palo Alto, CA   94304-1130
t: (650) 843-5000 f: (650) 849-7400 cooley.com

April 9, 2021 Page 3
•The Company had an outstanding term loan in the principal amount of approximately $44.1 million with a maturity date of September 30, 2020, which made it difficult to raise additional capital through an equity financing on satisfactory terms.
•In August 2020, the Company issued an aggregate of 19,759,290 shares of Series B’ convertible preferred stock at a price of $1.6701 per share for cash, raising a total of $33.0 million in gross proceeds, and all outstanding convertible notes and accrued interest converted into shares of Series B’ convertible preferred stock at such price. The Series B’ price per share reflected a pre-money valuation of $20 million, a significant down-round from the prior convertible preferred stock financing in 2016 in which the Company’s post-money valuation was $90 million, substantially diluting the common stock and adding significant additional liquidation preferences. The holders of shares of Series B’ convertible preferred stock are entitled to a 2.75x senior liquidation preference, which represents an aggregate liquidation preference of approximately $191 million and, when combined with the Series A’ liquidation preference, results in a total liquidation preference of approximately $228 million in preference to the holders of common stock. There were no other viable financing alternatives available to the Company at this time. Additionally, in connection with the Series B’ financing, the Company effected a 1-for-100 reverse stock split of its common stock and convertible preferred stock. The fully-diluted ownership of the holders of the Company’s common stock was reduced from approximately 20% prior to the Series B’ financing to approximately 1% following the financing.
•Following the completion of the Series B’ financing, the Company obtained an independent third-party valuation, which estimated the fair value of the Company’s common stock to be $0.005 per share, using the Option Pricing Method, specifically the backsolve method.
Exhibits
3.Please refile the exhibits from which you have redacted information pursuant to Item 601(b)(10)(iv) to provide the prominent statement on the first page of each, as required by the second sentence of Item 601(b)(10)(iv).
Response: In response to the Staff’s comment, the Company will refile Exhibits 10.18, 10.19 and 10.20 to the Registration Statement to provide the prominent statement on the first page of each, as required by the second sentence of Item 601(b)(10)(iv).

Cooley LLP    3175 Hanover Street   Palo Alto, CA   94304-1130
t: (650) 843-5000 f: (650) 849-7400 cooley.com

April 9, 2021 Page 4
Please contact me at (650) 843-5011, Seth Gottlieb at (650) 843-5864 or Brett White at (650) 843-5191 with any questions or further comments regarding the Company’s response to the Staff’s comments.

Sincerely,

/s/ Mark B. Weeks
Mark B. Weeks
Cooley LLP

cc:	Michael Favet, NeuroPace, Inc.
Rebecca Kuhn, NeuroPace, Inc.
Irina Ridley, NeuroPace, Inc.
Seth Gottlieb, Cooley LLP
Brett White, Cooley LLP
Alan Denenberg, Davis Polk & Wardell LLP
Cooley LLP    3175 Hanover Street   Palo Alto, CA   94304-1130
t: (650) 843-5000 f: (650) 849-7400 cooley.com